Exhibit 99.1
NEWSRELEASE	181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

LAKE SHORE GOLD ANNOUNCES DETAILS OF FULL YEAR AND FOURTH QUARTER 2015 CONFERENCE CALL AND WEBCAST
TORONTO, ONTARIO-- (Marketwired – February 16, 2016) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that the Company plans to release its full-year and fourth quarter 2015 financial and operating results before the market opens on Wednesday, February 24, 2016. The Company will then host a conference call to review the results later that day at 2:30 pm EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company's website.
Conference ID: 51949177
Participant call-in: 647-788-4965 or 877-291-4570 (North American toll free number)
Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)
Re-dial ID: 51949177
Available until: 11:59 pm (March 8, 2016)

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
 Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com